Exhibit 99.1
FCA reports first quarter results reflecting impacts from COVID-19, with Net loss from continuing operations of €1.7 billion, Adjusted net loss of €0.5 billion. Despite the significant impact of COVID-19, the Group delivered a positive Adjusted EBIT. Available liquidity at March 31, 2020 at €18.6 billion, further strengthened with additional €3.5 billion facility signed in April.
Fully prepared to restart production as conditions allow, with actions taken to protect our employees and support our communities, while managing liquidity and financial strength of the Group.

2020 FIRST QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million, unless otherwise stated)(1)
"Throughout this unprecedented adversity, FCA's first priority has been the health and safety of its employees and communities. The pandemic has had, and continues to have, a significant impact on our operations. With our experienced leadership team and dedicated employees, I have the utmost confidence in our ability to navigate through this crisis and emerge well-positioned to grow and prosper on the other side."
- Mike Manley, CEO

IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin
20,567	(16)%	52	(95)%	0.3%	-410 bps

Net loss(4)		Adjusted net loss(4)
As the severity of the COVID-19 epidemic became apparent, FCA leadership took quick and decisive actions to protect our employees and communities, as well as to safeguard our earnings power and liquidity. Among these steps were temporarily suspending production at all of our plants, implementing remote working where feasible and enhancing sanitation protocols for all facilities. In addition, the Group delayed non-essential spending, significantly reduced our marketing spend and salaries for substantially all salaried employees were reduced or deferred. To further strengthen our liquidity, a new €3.5 billion incremental credit facility structured as a bridge to capital markets was secured in April. We continue to assess all funding options and expect to access funding as and when available on reasonable terms to further strengthen our balance sheet and enhance our liquidity to optimize our financial flexibility.
Despite our current operational challenges created by the crisis, the Group is leveraging its resources and ingenuity through a broad range of community support initiatives in each region. The Group is producing protective masks for healthcare workers and first responders, with over 1 million shipped. In addition, the Group has partnered with U.S. and Italian medical equipment manufacturers to support production of ventilators, other medical equipment and personal protective equipment. The Group has also funded scholarships at medical schools, created a makeshift field hospital in Brazil, with a further two under construction in Argentina and Brazil, and financially supported community efforts such as providing 1.5 million meals to children in need.
We have worked closely with all relevant stakeholders to develop and implement robust plans to effectively restart production and vehicle sales once governments in various jurisdictions permit such activities. Given the successful restart of operations in our joint venture in China along with the dealership network and the resumption of production in our LCV plant in Atessa, Italy, on April 27, which is operating at ~70% of its normal run rate, we are confident about our prospects. Production in other regions will be phased in over a period of time and aligned to consumer demand. Return to work procedures for our offices and other facilities have commenced and will be phased in, with continued widespread use of remote working practices.
Notwithstanding these unexpected and unprecedented times, FCA and Groupe PSA remain committed to our 50/50 merger that will create a leading global mobility company. Together, we continue to push ahead on the various merger workstreams and we remain committed to completing the transaction by the end of this year or early 2021.
As previously disclosed on March 18, 2020, due to the continued uncertainty of market conditions and regional operating restrictions related to the evolving COVID-19 pandemic, the Group has withdrawn its FY 2020 Guidance and will provide an update when it is possible to have better visibility of the overall impact of the crisis.

(1,694)	(433)%	(471)		(183)%

Diluted loss per share €		Adjusted diluted EPS(5) €
(1.08)	(438)%	(0.30)		(183)%

Cash flows from operating activities		Industrial free cash flows(6)
(2,820)	(364)%	(5,074)		(4,804) m

COVID-19 pandemic had significant impact on Group results:
•
Worldwide combined shipments(7) of 818 thousand units, down 21%, due to temporary suspension of production in all regions and disrupted global demand
•
Adjusted EBIT at €0.1 billion; North America at €0.5 billion, with 3.8% margin
•
Industrial free cash outflows of €5.1 billion; with negative working capital impact of €3.5 billion partially due to normal negative seasonality and exacerbated by the COVID-19 disruption. Capex at €2.3 billion, up €1.0 billion
•
Adjusted results exclude pre-tax impairments of €0.6 billion and write-offs of deferred tax assets of €0.5 billion.
Available Liquidity of €18.6 billion at March 31, 2020, which included €6.25 billion revolving credit facility, which was fully drawn down in April. In addition, liquidity further strengthened in April with a new €3.5 billion incremental bridge credit facility, which remains fully undrawn.

Refer to page 5 for an explanation of the items referenced on this page.

North America
	Q1 2020	vs Q1 2019
•
Shipments down 16%, primarily due to temporary suspension of production, starting progressively from March 18
•
Net revenues down 9%, primarily from lower shipments partially offset by positive vehicle mix and favorable foreign exchange translation effects
•
Adjusted EBIT down 48%, primarily due to lower Net revenues and higher industrial costs
•
Over 90% of dealers are currently open for sales or able to sell on-line

Shipments (000s)	469	(87)
Net revenues (€ million)	14,541	(1,516)
Adjusted EBIT (€ million)	548	(496)
Adjusted EBIT margin	3.8%	-270	bps

APAC
	Q1 2020	vs Q1 2019
•
Combined shipments down 49% primarily due to temporary suspension of local production beginning January 23 in China and disruption to market demand throughout the region
•
Consolidated shipments down 24%, primarily due to reduced Jeep Compass volumes
•
Net revenues down 21%, primarily due to lower shipments and component sales to China JV
•
Adjusted EBIT down, primarily due to lower Net revenues, higher manufacturing costs and lower results from China JV, partially offset by lower marketing costs

Combined shipments(7) (000s)	20	(19)
Consolidated shipments(7) (000s)	13	(4)
Net revenues (€ million)	466	(126)
Adjusted EBIT (€ million)	(59)	(50)
Adjusted EBIT margin	(12.7)%	-1,120	bps

EMEA
	Q1 2020	vs Q1 2019
•
Combined and consolidated shipments down 31% and 32%, respectively, primarily due to temporary suspension of production beginning March 11 and temporary closure of the majority of dealerships
•
Net revenues down 26%, primarily due to lower volumes
•
Adjusted EBIT down, primarily due to lower volumes, unfavorable mix and increased compliance costs, partially offset by lower fixed costs from restructuring and overhead cost containment actions implemented in prior periods, lower depreciation and amortization, as well as reduced advertising costs
•
LCV plant in Atessa, Italy resumed production on April 27 and is operating at ~70% of its normal run rate

Combined shipments(7) (000s)	220	(97)
Consolidated shipments(7) (000s)	205	(97)
Net revenues (€ million)	3,732	(1,338)
Adjusted EBIT (€ million)	(270)	(251)
Adjusted EBIT margin	(7.2)%	-680	bps

LATAM
	Q1 2020	vs Q1 2019
•
Shipments down 12%, primarily due to temporary suspension of production on March 23
•
Net revenues down 32%, primarily due to lower shipments, non-repeat of prior year one-off recognition of credits related to indirect taxes, as well as negative foreign exchange impacts from weakening of the Brazilian Real
•
Adjusted EBIT down 126%, primarily due to lower Net revenues and purchasing cost inflation

Shipments (000s)	106	(14)
Net revenues (€ million)	1,322	(610)
Adjusted EBIT (€ million)	(27)	(132)
Adjusted EBIT margin	(2.0)%	-740	bps

MASERATI
	Q1 2020	vs Q1 2019
•
Shipments down 44%, primarily due to market disruption, particularly in China and Europe, and temporary suspension of production beginning March 12
•
Net revenues down 46%, in line with decreased shipments and unfavorable market and model mix
•
Adjusted EBIT down due to lower Net revenues

Shipments (000s)	3.1	(2.4)
Net revenues (€ million)	254	(217)
Adjusted EBIT (€ million)	(75)	(86)
Adjusted EBIT margin	(29.5)%	-3,180	bps

Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations

Net (loss)/profit to Adjusted EBIT

Q1 2020	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€14,541	€466	€3,732	€1,322	€254	€252	€20,567
Revenues from transactions with other segments		(4)	(10)	(17)	(2)	(2)	35	—
Revenues from external customers		€14,537	€456	€3,715	€1,320	€252	€287	€20,567

Net loss from continuing operations								€(1,694)
Tax expense								€825
Net financial expenses								€213
Adjustments:
Impairment expense and supplier obligations(A)		16	—	178	161	288	—	€643
Restructuring costs, net of reversals		—	—	—	18	—	2	€20
Gains on disposal of investments		—	—	—	—	—	(5)	€(5)
Other		16	—	—	—	—	34	€50
Total adjustments		32	—	178	179	288	31	€708
Adjusted EBIT(3)		€548	€(59)	€(270)	€(27)	€(75)	€(65)	€52
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(*) Other activities, unallocated items and eliminations
A.Impairment expense primarily as a result of review of business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Group’s operations

Q1 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€16,057	€592	€5,070	€1,932	€471	€359	€24,481
Revenues from transactions with other segments		(4)	(11)	(18)	(14)	(3)	50	—
Revenues from external customers		€16,053	€581	€5,052	€1,918	€468	€409	€24,481

Net profit from continuing operations								€508
Tax expense								€212
Net financial expenses								€244
Adjustments:
Restructuring costs, net of reversals		35	—	37	128	—	4	€204
Impairment expense and supplier obligations		36	—	6	—	—	—	€42
Brazilian indirect tax - reversal of liability/recognition of credits		—	—	—	(164)	—	—	€(164)
Other		14	—	1	1	(1)	6	€21
Total adjustments		85	—	44	(35)	(1)	10	€103
Adjusted EBIT(3)		€1,044	€(9)	€(19)	€105	€11	€(65)	€1,067

Refer to page 5 for an explanation of the items referenced on this page.

Net (loss)/profit to Adjusted net (loss)/profit
(€ million)	Q1 2020	Q1 2019
Net (loss)/profit	(1,694)	619
Less: Net profit - discontinued operations	—	111
Of which: Net profit Magneti Marelli(B)	—	111
Net (loss)/profit from continuing operations	(1,694)	508
Adjustments (as above)	708	103
Tax impact on adjustments(C)	(34)	(41)
Net derecognition of deferred tax assets and other tax adjustments(D)	549	—
Total adjustments, net of taxes	1,223	62
Adjusted net (loss)/profit(4)	(471)	570
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B.Reflects results of Magneti Marelli for the three months ended March 31, 2019
C.Reflects tax impact on adjustments excluded from Adjusted EBIT noted above
D.Write-down of net deferred tax assets in Italy and Brazil, primarily in relation to tax loss carry-forwards in each respective country

Diluted EPS to Adjusted diluted EPS
	Q1 2020	Q1 2019
Diluted (loss)/earnings per share from continuing operations ("Diluted EPS") (€/share)	(1.08)	0.32
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.78	0.04
Adjusted diluted EPS (€/share)(5)	(0.30)	0.36
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,568,001	1,569,868

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q1 2020	Q1 2019
Cash flows from operating activities	(2,820)	699
Less: Cash flows from operating activities - discontinued operations	—	(371)
Cash flows from operating activities - continuing operations	(2,820)	1,070
Less: Operating activities not attributable to industrial activities	(5)	29
Less: Capital expenditures for industrial activities	2,327	1,376
Add: Net intercompany payments between continuing operations and discontinued operations	—	65
Add: Discretionary pension contribution, net of tax	68	—
Industrial free cash flows(6)	(5,074)	(270)

Refer to page 5 for an explanation of the items referenced on this page.

NOTES
(1) All results for the three months ended March 31, 2019 exclude Magneti Marelli following its presentation as a discontinued operation;
(2) Refer to page 3 for the reconciliations of Net (loss)/profit to Adjusted EBIT, page 4 for the reconciliations of Net (loss)/profit to Adjusted net (loss)/profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows for the three months ended March 31, 2020 and 2019.
(3) Adjusted EBIT excludes certain adjustments from Net (loss)/profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(4) Adjusted net (loss)/profit is calculated as Net (loss)/profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(5) Adjusted diluted EPS is calculated by adjusting Diluted (loss)/earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net (loss)/profit;
(6) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control;
(7) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries.
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SAFE HARBOR STATEMENT
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the extent and duration of the COVID-19 pandemic’s impact on supply chains, the Group’s production and distribution channels, demand in the Group’s end markets, and the broader impact on financial markets and the global economy; the Group's ability to launch products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and automated-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; our ability to complete, and realize expected synergies following completion of, our proposed merger with Peugeot S.A., including the expected cumulative implementation costs; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements in certain emerging markets; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
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EARNINGS CALL
On May 5, 2020, at 1p.m. BST, management will hold a conference call to present the 2020 first quarter results. The call can be followed live and a recording will be available later on the Group's website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group's website prior to the call.

London, May 5, 2020